EXHIBIT 12.2
TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months
Ended
October 1, 2011
Fixed charges:
Interest expense*	$184
Estimated interest portion of rents	23

Total fixed charges	$207

Income:
Income from continuing operations before income taxes	$367
Fixed charges	207

Adjusted income	$574

Ratio of income to fixed charges	2.77

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.